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                             July 1, 2021

       Cleveland Gary
       President
       ECRID, INC
       1320 S Federal Hwy Suite 215
       Stuart, FL 34994

                                                        Re: ECRID, INC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 23, 2021
                                                            File Nos.
333-257313 and 333-255110

       Dear Mr. Gary:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Form S-1

       Financial Summary, page 9

   1. We note your response to prior comment 5 and reissue in part. Please revise to include respective data as of
the most recent financial statement date which is March 31, 2021.
       Dilution of the Price You Pay for Your Shares, page 20

   2. We note your net tangible book value per share as of June 10, 2021. As stated in prior comment 5, please
revise to include the dilution data as of your most recent financial statements as opposed
to March 31, 2020 as currently presented. To the extent financial statements are updated,
please include the most recent data. In addition, please tell us how you calculated the
book value per share of $0.4998 per share.
 Cleveland Gary
FirstName   LastNameCleveland Gary
ECRID, INC
Comapany
July 1, 2021NameECRID, INC
July 1,2 2021 Page 2
Page
FirstName LastName
3. Please correct the table on page 21 to reflect the proper shares issued after the offering for each percentage of the offering issued. In this regard, if only 75% of the shares are sold, you will not have the same amount of "total shares issued after the offering" of
         333,893,944. All columns for 75%, 50%, 25%, and 10% should be revised to reflect the shares outstanding after the offering and the net tangible book value per share after the offering.
Financial Statements, page F-1

4. Please revise to provide updated audited financial statements and related disclosures as of
         March 31, 2021 as required by Rule 8-08 of Regulation S-X. December 31, 2020 Financial Statements
Condensed Statements of Stockholders' Equity, page F-17

5. We note your response to prior comment 9 and reissue. Please revise the subtotal
         "Balance at December 31, 2020" to the correct label "Balance at December 31, 2019".
General

6. Refer to prior comment 3. We note that Amendment No. 1 to the Form S-1 filed on June
         23, 2021 has a different file number (333-257313) on public Edgar than the original Form
         S-1 (333-255110). Please advise. In addition, notwithstanding the new file number, the cover page of the registration statement filed on June 23 and page 37 of the prospectus to that registration statement both reference the original file number. Please advise or revise.
7. We note your response to prior comment 7. Page 20 now indicates that there are 293,893,944 issued and outstanding shares of common stock, but page 8 indicates that there are
         283,893,944 shares of common stock issued and outstanding. Please advise.
8. Your response to our prior comment 10 indicates that Exhibit 99.1 was included as an exhibit to the Amendment No. 1 to the Form S-1, but no such exhibit appears to have been filed. Please advise. In addition, Exhibit 3.1 is illegible. Please refile a legible copy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other
 Cleveland Gary
ECRID, INC
July 1, 2021
Page 3

questions.



                                   Sincerely,
FirstName LastNameCleveland Gary
                                   Division of Corporation Finance
Comapany NameECRID, INC
                                   Office of Manufacturing
July 1, 2021 Page 3
cc:       Matthew McMurdo
FirstName LastName